UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24659

Cyberian Outpost, Inc.

(Exact Name of Registrant as Specified in its Charter)

23 North Main Street, P.O. Box 636, Kent, Connecticut 06757
(860) 927-2050

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, $0.01 par value per share

(Title of Each Class of Securities Covered by this Form)

None

(Titles of All Other Classes for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date:    One

Pursuant to the requirements of the Securities Exchange Act of 1934, Cyberian Outpost, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2001	By:	/s/ Darryl Peck

Darryl Peck President and Chief Executive Officer